# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Keenova Therapeutics plc, CIK 0001567892
CUSIP: G5890A102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland (L2), D15 TX2V
Date of event which requires filing of this statement: 12/08/2025
Filed by CIK 0001332784
Persons authorized to receive notices and communications: James Kasmarcik, Silver Point Capital, L.P., 2 Greenwich Plaza, Suite 1, Greenwich, Connecticut (CT), 06830, 203-542-4200

## Reporting persons
- Silver Point Capital, L.P. (CIK 0001332784): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,702,714; sole dispositive power 0; shared dispositive power 4,702,714; aggregate amount beneficially owned 4,702,714 (11.9% of the class)
- Edward A. Mule (CIK 0001029625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,702,714; sole dispositive power 0; shared dispositive power 4,702,714; aggregate amount beneficially owned 4,702,714 (11.9% of the class)
- Robert J. O'Shea (CIK 0001382617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,702,714; sole dispositive power 0; shared dispositive power 4,702,714; aggregate amount beneficially owned 4,702,714 (11.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Keenova Therapeutics plc
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland (L2), D15 TX2V
Comment: This Amendment No. 5 (the "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on November 24, 2023, as amended by Amendment No. 1 filed by the Reporting Persons on January 22, 2024, Amendment No. 2 filed by the Reporting Persons on July 8, 2024, Amendment No. 3 filed by the Reporting Persons on March 18, 2025, and Amendment No. 4 filed by the Reporting Persons on November 5, 2025 (as amended, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

The source of funds used in the acquisitions reported in Item 5 was working capital of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference. The Reporting Persons currently beneficially own 4,702,714 shares of Common Stock, representing 11.9% of the shares of Common Stock outstanding.

As reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025, as of November 7, 2025, there were 39,526,162 shares of Common Stock issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The following sets forth all transactions in the Common Stock effected by the Reporting Persons since the Reporting Persons' most recent filing on Schedule 13D with respect to the Common Stock: On December 8, 2025, the Reporting Persons purchased 130,974 shares of Common Stock at a price per share of $88.75 in the open market through brokers. On November 19, 2025, the Reporting Persons purchased 42,000 shares of Common Stock at a price per share of $88.875 in the open market through brokers. On November 17, 2025, the Reporting Persons purchased 26,000 shares of Common Stock at a price per share of $88.875 in the open market through brokers. On November 10, 2025, the Reporting Persons purchased 290,000 shares of Common Stock at a price per share of $93.75 in the open market through brokers.
Other persons with the right to receive dividends or sale proceeds: Other than as disclosed in Item 4, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
1 Joint Filing Agreement, dated as of December 10, 2025, by and among the Reporting Persons
2 Power of Attorney of Robert J. O'Shea and Edward A. Mule (incorporated here by reference to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert J. O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.)

## Signatures
- Silver Point Capital, L.P.: /s/ Steven Weiser, Steven Weiser/Authorized Signatory (12/10/2025)
- Edward A. Mule: /s/ Steven Weiser, Steven Weiser/Attorney-in-fact (12/10/2025)
- Robert J. O'Shea: /s/ Steven Weiser, Steven Weiser/Attorney-in-fact (12/10/2025)